EXHIBIT 4.5

Indemnification Agreement

Whereas

It is in the best interest of Aladdin Knowledge Systems Ltd. (the “Company”) to retain and attract the most capable and talented persons to serve as directors and officers of the Company (hereinafter both directors and officers shall be referred to as “Officers”);and,

Whereas	The Company believes that in order to engage with such persons it must provide them with adequate protection through insurance, exemption and indemnification in connection with their service; and,

Whereas

You are or have been appointed an Officer of the Company, and in order to ensure your continuing service with the Company in the most effective manner, the Company desires to provide for your exemption and indemnification, to the fullest extent permitted by the Israeli Companies Law - 1999 (the “Law”), subject to the terms hereof; and,

Whereas	The shareholders of the Company have amended the Company’s Articles of Association to provide for the indemnification of Officers to the fullest extent provided for under the Law.

NOW THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	Exemption

1.1

Subject only to mandatory provisions of applicable law to the contrary, the Company hereby exempts you from your liability to any and all damage caused or to be caused to the Company as a result of a breach of your duty of care towards the Company.

	1.2	The exemption shall not be valid with respect to any of the following:

		1.2.1	Any liability, with respect to which you are entitled to receive payment under an insurance policy, other than amounts which are in excess of the payment you are entitled to receive as aforesaid;

		1.2.2	Any liability, with respect to which you are entitled to receive indemnification hereunder.

2.	Indemnification

2.1

Subject only to mandatory provisions of applicable law to the contrary, the Company shall indemnify you for any obligation or expense specified in Sections 2.1.1 and 2.1.2 below, imposed on you in consequence of an act you performed in your capacity as Officer of the Company (“Indemnifiable Liabilities”), provided that the Company’s undertaking hereunder shall be limited to the types of events and the amount specified in Appendix “A” hereto.

		2.1.1	any monetary obligation imposed on you in favor of another person by a judgment, including a judgment given in settlement or an arbitrator’s award that has been approved by a court; and

2.1.2

all reasonable litigation expenses, including advocates’ professional fees, incurred by you or which you were ordered to pay by a court, in a proceeding filed against you by the Company or on its behalf or by another person, or in any criminal indictment in which you are acquitted, or in any criminal indictment in which you were convicted of an offence which does not require proof of mens rea (criminal intent).

The above shall also apply to any obligation or expense specified in Sections 2.1.1 and 2.1.2 above imposed on you in consequence of your service as Officer of a subsidiary of the Company (as defined in the Securities Law - 1968) (“Subsidiary”) or in consequence of your service as Officer in an affiliated company (“Chevra Mesunefet”) (as defined in the Securities Law - 1968) (“Affiliate”).  Regarding Section 2.1.2 above the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

2.2

The Company will not indemnify you for any Indemnifiable Liabilities with respect to which you are entitled to payment under an insurance policy or another indemnification agreement, other than amounts which are in excess of the amounts you are entitled to receive as aforesaid.

2.3

If legal proceedings that may give rise to Indemnifiable Liabilities are initiated against you (“Legal Proceedings”), the Company will make available to you, from time to time, the funds required to cover all expenses and other payments in connection with the Legal Proceedings, so that you will not be required to pay them.

2.4

If the Company pays to you or on your behalf any amount in accordance herewith, and it is thereafter established that you were not entitled to indemnification from the Company with respect to such amount, you will pay such amount to the Company upon the Company’s first request, and in accordance with the payment terms the Company determines.

3.	The Company will not indemnify you for any amount you may be obligated to pay in respect of:

3.1

A breach of your duty of loyalty, except, to the extent permitted by law, for a breach of a duty of loyalty to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

	3.2	A willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care;

	3.3	An action taken or not taken with the intent of unlawfully realizing personal gain;

	3.4	A fine or penalty imposed upon you for an offense; and

	3.5	A counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

4.	Notices and Defense Against Suits

4.1

You shall notify the Company of any Legal Proceedings and of all possible or threatened Legal Proceedings as soon as you become aware thereof, and deliver to the Company, or to such person as it shall direct you, without delay, all documents you receive in connection with such proceedings.

4.2

The Company shall be entitled to assume your defense in respect of all Legal Proceedings and to use any attorney which the Company may choose for that purpose (except an attorney who is reasonably unacceptable to you).

4.3

You will fully cooperate with the Company and/or its attorney in every reasonable way as may be required, including, but not limited to, the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto so that you will not be required to pay the same or to finance the same yourself.

	4.4	If the Company has notified you that it shall assume your defense with respect to a Legal Proceeding, it shall not indemnify you for expenses you incur in connection with such proceeding.

	4.5	The Company shall have the right to settle or to turn to arbitration with respect to Legal Proceedings.

4.6

Notwithstanding the aforesaid, the Company shall not have the right to settle without your consent, not to be unreasonably withheld, unless the settlement in question is without admission of any responsibility or liability on your part and provides for a complete waiver of all respective claims against you.

4.7

The Company will have no liability or obligation to indemnify you in the case of a settlement or initiation of arbitration proceedings by yourself, without the Company’s prior written consent, which consent shall not be unreasonably withheld.

4.8

For the removal of doubt, the Company’s obligations hereunder shall not derogate from the Company’s ability to indemnify you retroactively for any payment or expense as provided in Sections 2.1.1 and 2.1.2 above, without limitation to the types of events and the amount specified in Appendix “A”.

4.9

For the removal of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent.  Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this agreement and/or pursuant to law, without your consent.  However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this agreement and/or pursuant to law.

5.	Validity

5.1

The Company’s obligations hereunder will continue after termination of your office/employment, provided that the cause of action of the Legal Proceedings, which led to Indemnifiable Liabilities, is based on your being or having been an Officer of the Company and your action and/or omission to act during your office/employment.

5.2

The Company’s obligations hereunder shall also apply to Indemnifiable Liabilities related to Legal Proceedings the cause of action of which is based on your action or omission to act prior to execution hereof.

	5.3	This agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without application of the conflict of laws principles thereof.

	5.4	Gender Use of the masculine pronoun shall be deemed to include usage of the feminine pronoun where appropriate.

	5.5	This agreement cancels any preceding letter of indemnification that may have been issued to you.

	5.6	The headings of the paragraphs of this agreement are inserted for convenience only and shall not be deemed to constitute part of this agreement or to affect the construction thereof.

5.7

If all or any part of this agreement is held invalid or unenforceable by local law and/or a court of competent jurisdiction, such invalidity or unenforceability will not affect any of the other provisions of this agreement that are valid and enforceable all of which shall remain in full force and effect, as applicable.  Furthermore, if such invalid or unenforceable provision may be modified or amended so as to be valid and enforceable as a matter of local law, such provisions will be deemed to have been automatically modified or amended accordingly.

IN WITNESS WHEREOF the parties have signed this Indemnification Agreement on ___________, 2003.

Aladdin Knowledge Systems Ltd.

By:

Title:

Accepted and agreed on__________:

Name:

APPENDIX “A”

1.	The Company’s obligation to indemnify you is limited to the following:

	a.	Actions in connection with the management of the Company’s, its Subsidiaries and/or Affiliates’ affairs, in the ordinary course of business.

b.

Matters connected with investments of the Company and/or Subsidiaries and/or Affiliates thereof in other entities, including transactions entered and actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate thereof as an Officer thereof, whether before or after the investment is made;

	c.	Actions in connection with the merger, proposed merger, spin off or a corporate restructuring of the Company, a Subsidiary and/or an Affiliate thereof;

	d.	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

e.

Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates thereof, and in connection with business relations of the Company, Subsidiaries and/or Affiliates thereof, including with employees, independent contractors, customers, suppliers and various service providers;

	f.	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates thereof, whether such policies and procedures are published or not.

	g.	Actions taken pursuant to or in accordance with decisions of the board of directors, a committee of the board of directors or general meeting of the Company, or of its Subsidiaries or Affiliates.

h.

Actions taken in connection with the issuance of any type of securities of Company, or of its Subsidiaries or Affiliates, including, without limitation, the grant of options to purchase any of the same, or any other actions taken in connection with the Company’s capital raising efforts.

i.

The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings.

j.

Occurrences resulting from the Company’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;

k.	Actions taken in connection with the public relation and/or investor relation efforts of the Company, or of its Subsidiaries or Affiliates.

l.

Actions in connection with the testing of products developed by the Company, Subsidiaries and/or Affiliates actions in connection with product liability as they relate to products developed by the Company, Subsidiaries and/or Affiliates actions in connection with the distribution, sale, license or use of such products;

m.

Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property including but not limited to any infringement by the Company, Subsidiaries and/or Affiliates on the intellectual property of a third party;

n.	Actions taken in connection with the granting of incentive stock options of the Company to any employee, officer, director or consultant of the Company, a Subsidiary or of an Affiliate.

The total amount of indemnification for each case (including all matters connected therewith), shall not exceed an amount in US dollars or US dollar equivalents equal to $7,000,000 (in addition to any amounts paid under an insurance coverage).